UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1450 Centrepark Boulevard, Suite 210
West Palm Beach, Florida 33401
(Address of principal executive offices) (Zip Code)

John E. Capps Executive Vice President, General Counsel and Secretary (561) 207-9600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

This Form SD is filed by Platform Specialty Products Corporation (including its consolidated subsidiaries, "Platform," "we," "us," or "our") pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1, 2016 to December 31, 2016 (the "Reporting Period").

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Rule 13p-1 requires issuers to disclose annually whether any Conflict Minerals (as defined below), which are necessary to the functionality or production of their products manufactured or contracted for manufacture during the Reporting Period, originated in the Democratic Republic of the Congo or any adjoining country (each a "Covered Country" and collectively, the "Covered Countries"), or were from recycled or scrap sources. "Conflict Minerals" are defined by Rule 13p-1 as gold, cassiterite, columbite-tantalite, wolframite or their derivatives, which are limited to tin, tantalum and tungsten.
Accordingly, we conducted in good faith a reasonable country of origin inquiry (the "RCOI"), which was reasonably designed to determine whether any of the necessary Conflict Minerals in our products originated in a Covered Country or came from recycled or scrap sources during the Reporting Period.
We used internal inquiries to identify suppliers who supplied us necessary Conflict Minerals during the Reporting Period. We sent each of those identified suppliers (i) a Conflict Minerals Certification and Agreement (the "Conflict Minerals Certification"), which requires that each supplier certify that no Conflict Minerals sold to Platform during the Reporting Period originated from any Covered Country based on such supplier's own due diligence, and (ii) a questionnaire based on the Conflict Minerals Reporting Template ("CMRT") developed by the Conflict-Free Sourcing Initiative ("CFSI"), which requires that each supplier provide information on (a) the Conflict Minerals contained in any products supplied by such supplier to Platform during the Reporting Period and (b) the source of such Conflict Minerals, including the country of origin of the Conflict Minerals used, the smelter name and location. We received a 100% response rate in relation to these inquiries. All suppliers' responses were reviewed against (i) Platform's Conflict Minerals Policy, which requires our suppliers to comply with applicable laws and regulatory requirements to source Conflict Minerals only from conflict-free sources, and (ii) publicly available information posted by the CFSI's Conflict Free Smelter Program to assist us in determining whether a smelter was sourcing Conflict Minerals in a socially responsible manner. When we determined that our suppliers’ Conflict Minerals Certification or CMRT responses contained information we believed to be incomplete or potentially inconsistent with our Conflict Minerals Policy or the CFSI's available information, we followed up with those suppliers to seek additional information or clarification about those responses. If a smelter was included on the Compliant Smelter & Refiner Lists (the "Conflict Free Smelter List") maintained by the CFSI, we determined that we would rely on the results of that third-party audit for purposes of the risk assessment with respect to the Conflict Minerals supply chain and the evaluation of whether the smelters have effective due diligence practices. At the close of our data analysis period, 100% of our smelters were validated as compliant on the Conflict Free Smelter List.
Results of the RCOI for the Reporting Period
As of the date of this filing, based on the good faith RCOI described above, the RCOI responses and analysis of such responses, as it applies to the Reporting Period, we have no reason to believe that the Conflict Minerals used in certain products manufactured or contracted to be manufactured by Platform and necessary to their functionality or production may have originated in any Covered Country.

The Conflict Minerals Disclosure included herein does not relate to the Electronic Chemicals and Photomasks businesses of OMG Group, Inc., acquired on October 28, 2015; Alent plc, acquired on December 1, 2015; and OMG Electronic Chemicals (M) Sdn Bhd, acquired on January 31, 2016 (collectively, the "Acquired Businesses"). Because none of the Acquired

Businesses was required to file a specialized disclosure report on Form SD prior to its acquisition by Platform, the reporting for the Acquired Businesses will be included in Platform's future specialized disclosure reports on Form SD in accordance with instruction to Item 1.01(3) of Form SD.
Copies of the Conflict Minerals Disclosure set forth in this Form SD and our Conflict Minerals Policy are publicly available on Platform's website at www.platformspecialtyproducts.com under “Investor Relations - Corporate Governance.” The content of Platform’s website is indicated for general information purposes only and is not incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION
(Registrant)

Date: May 26, 2017	By:	/s/ John E. Capps
Name: John E. Capps
Title: Executive Vice President, General Counsel and Secretary